SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1

UNDER THE INVESTMENT COMPANY ACT OF 1940

BLACKROCK SERIES FUND, INC.

Exact Name of Registrant

NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this Notification of Election to be duly executed on its behalf in the City of New York and the State of New York on the 15th day of April, 2011.

BLACKROCK SERIES FUND, INC.
(Name of Registrant)

By:	/s/ John Perlowski
Name: John Perlowski
Title: President & Chief Executive Officer

Attest:	/s/ Ben Archibald

Name: Ben Archibald
Title: Assistant Secretary